Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(in millions)	Three Months Ended March 31, 2015	Year ended December 31,
		2014	2013	2012	2011	2010
Income before income taxes	$1,118	$4,395	$3,973	$3,470	$3,135	$3,021
Less: Net income (loss) attributable to noncontrolling interests(1)	38	(30)	19	(18)	2	(13)

Pre-tax income attributable to BlackRock, Inc.	1,080	4,425	3,954	3,488	3,133	3,034
Add: Fixed charges	65	254	258	261	236	209
Distributions of earnings from equity method investees	9	57	80	42	30	14
Less: (Losses) earnings from equity method investees	33	158	158	175	23	141

Pre-tax income before fixed charges	$1,121	$4,578	$4,134	$3,616	$3,376	$3,116

Fixed charges:
Interest expense	$51	$232	$211	$215	$176	$150
Interest expense on uncertain tax positions(2)	3	(22)	3	3	10	8
Portion of rent representative of interest(3)	11	44	44	43	50	51

Total fixed charges	$65	$254	$258	$261	$236	$209

Ratio of earnings to fixed charges	17.2x	18.0x	16.0x	13.9x	14.3x	14.9x

(1)	Amount includes redeemable and nonredeemable noncontrolling interests.
(2)	Interest expense on uncertain tax positions has been recorded within income tax expense on the consolidated statements of income.
(3)	The portion of rent representative of interest is calculated as one third of the total rent expense.